UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AuraSource, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05153V105

(CUSIP Number)

Charles Goerke
20701 N. Scottsdale Rd. #107-203
           Scottsdale, AZ 85255

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05153V105

1	NAME OF REPORTING PERSON Hong Kong Minerals Holidngs, LTD I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Intentionally omitted
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%
14	TYPE OF REPORTING PERSON CO

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Item 1.  Security and Issuer

The title of the class of equity security to which this statement relates is common stock, $0.001 par value.  The reporting person owns 5,000,000 shares of common stock.

The issuer of the securities is AuraSource, Inc. (the "Issuer").  The Issuer's principal executive offices are located at 1490 South Price Road, Suite 219, Chandler, AZ 85286.

Item 2.  Identity and Background

(a) The name of the Reporting Person filing this statement is Hong Kong Minerals Holdings LTD.

(b) The business address of the Reporting Person is Rom 3208, 32nd Floor, Central Plaza, 18 Harbour Rd., Wanchai Hong Kong.

(c) The Reporting Person's principal business is natural resources.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding, excluding traffic or similar misdemeanors.

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Hong Kong corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired 5,000,000 shares of Common Stock of the Issuer in exchange for rights to mine certain natural resources owned by Hong Kong Minerals Holdings LTD.

Item 4.  Purpose of Transaction

This Schedule 13D is being filed because Hong Kong Minerals Holdings LTD acquired 5,000,000 shares of Common   Stock of the issuer.

Except as set forth in this item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D

Item 5.  Interest in Securities of the Issuer

(a)  As of this date of this Schedule 13D the Reporting Person beneficially owns 5,000,000 shares of Common Stock of the Issuer.

(b)  The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to in this Schedule 13D.

(c)  No transactions in the Common Stock have been effected during the past 60 days by the Reporting Person.

(d)  The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or power to direct the dividends or the proceeds from the sale of any of the securities covered by this statement.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

Item 7.    Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2012
Date

/s/ Louisa Loo
Signature

Louisa Loo/Director
Name/Title

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